THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "1933 ACT")

US $137,870.48

ALPINE 4 TECHNOLOGIES LTD.
15% CONVERTIBLE REDEEMABLE NOTE
DUE NOVEMBER 12, 2020

FOR VALUE RECEIVED, ALPINE 4 TECHNOLOGIES LTD.(the "Company") promises to pay to the order of JEFFERSON STREET CAPITAL LLC and its authorized successors and permitted assigns ("Holder"), the aggregate principal face amount of One Hundred Thirty Seven Thousand Eight Hundred Seventy and 48/100 United States Dollars (U.S. $137,870.48) on November 12, 2020 ("Maturity Date") and to pay interest on the principal amount outstanding hereunder at the rate of 15% per annum commencing on November 6, 2019. The interest will be paid to the Holder in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note. The principal of, and interest on, this Note are payable at 720 Monroe Street, Suite 401B, Hoboken, NJ 07030, initially, and if changed, last appearing on the records of the Company as designated in writing by the Holder hereof from time to time. The Company will pay the outstanding principal due upon this Note before or on the Maturity Date, less any amounts required by law to be deducted or withheld, to the Holder of this Note by check or wire transfer addressed to such Holder at the last address appearing on the records of the Company. The forwarding of such check or wire transfer shall constitute a payment of outstanding principal hereunder and shall satisfy and discharge the liability for principal on this Note to the extent of the sum represented by such check or wire transfer. Interest shall be payable in Common Stock (as defined below) pursuant to paragraph 4(b) herein.

This Note is subject to the following additional provisions:

1. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration or transfer or exchange, except that Holder shall pay any tax or other governmental charges payable in connection therewith.

2. The Company shall be entitled to withhold from all payments any amounts required to be withheld under applicable laws.

3. This Note may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended ("Act") and applicable state securities laws. Any attempted transfer in violation of the Act shall be treated by the Company as void. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company's records as the owner hereof for all other purposes, whether or not this Note be overdue,

and neither the Company nor any such agent shall be affected or bound by notice to the contrary. Any Holder of this Note electing to exercise the right of conversion set forth in Section 4(a) hereof, in addition to the requirements set forth in Section 4(a), and any prospective transferee of this Note, also is required to give the Company written confirmation that this Note is being converted ("Notice of Conversion") in the form annexed hereto as Exhibit A. The date of receipt (including receipt by telecopy) of such Notice of Conversion shall be the Conversion Date.

4. (a) The Holder of this Note is entitled, at its option, to convert all or any amount of the principal face amount of this Note then outstanding into shares of the Company's common stock, $0.00001 par value per share (the "Common Stock"), at a price ("Conversion Price") for each share of Common Stock equal to $0.15 per share. If the shares have not been delivered within 3 business days, the Notice of Conversion may be rescinded. Such conversion shall be effectuated by the Company delivering the shares of Common Stock to the Holder within 3 business days of receipt by the Company of the Notice of Conversion. Accrued, but unpaid interest shall be subject to conversion. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. The Company shall honor all conversions submitted pending this reduction in the par value. In no event shall the Holder be allowed to effect a conversion of this Note if the shares of Common Stock to be issued upon such conversion, along with all other shares of Company Common Stock beneficially owned by the Holder and its affiliates would exceed 4.99% of the outstanding shares of the Common Stock of the Company (which may be increased up to 9.9% upon 61 days' prior written notice by the Investor). All the terms set forth herein, including but not limited to interest rate, prepayment terms, conversion discount or lookback period will be adjusted downward (i.e. for the benefit of the Holder) if the Company offers a more favorable conversion discount (whether via interest, rate OID or otherwise) or lookback period to another party or otherwise grants any more favorable terms to any third party than those contained herein while this note is in effect.

(b) Interest on any unpaid principal balance of this Note shall be paid at the rate of 15% per annum. Interest shall be paid quarterly, within five (5) Business Days of the conclusion of a quarter calculated from the Effective Date. Interest shall be paid by the Company issuing shares of Common Stock ("Interest Shares"). Holder may, at any time, send in a Notice of Conversion to the Company to receive Interest Shares with a value based on the conversion formula provided in Section 4(a) above. The dollar amount converted into Interest Shares may be all or a portion of the accrued interest calculated on the unpaid principal balance of this Note to the date of such notice.

(c) The Company may prepay the Notes in whole or in part only as set forth in this paragraph 4(c), by giving written notice of prepayment to the holder of this Note, and making payment as set forth below:

PREPAY DATE	PREPAY AMOUNT
≤ 60 days after issuance	110% of principal plus accrued interest
61- 120 days after issuance	120% of principal plus accrued interest
121- 180 days after issuance	130% of principal plus accrued interest

This Note may not be prepaid after the 180th day. Each prepayment must be closed and funded within 3 days of giving notice of prepayment or the prepayment shall be null and void. Any partial prepayments will be made in accordance with the formula set forth in the chart above with respect to principal, premium and interest.

(d) Upon (i) a transfer of all or substantially all of the assets of the Company to any person in a single transaction or series of related transactions, (ii) a reclassification, capital reorganization or other change or exchange of outstanding shares of the Common Stock, other than a forward or reverse stock split or stock dividend, or (iii) any consolidation or merger of the Company with or into another person or entity in which either (x) the Company is not the surviving entity (other than a merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock), or (y) the Company is the surviving entity, but the holders of a majority of the outstanding voting shares of the Company prior to such merger or consolidation do not control a majority of the outstanding voting equity interests of the Company immediately after such merger or consolidation (each of items (i), (ii) and (iii) being referred to as a "Sale Event"), then, in each case, the Company shall, upon request of the Holder, redeem this Note in cash for 150% of the principal amount, plus accrued but unpaid interest through the date of redemption, or at the election of the Holder, such Holder may convert the unpaid principal amount of this Note (together with the amount of accrued but unpaid interest) into shares of Common Stock immediately prior to such Sale Event at the Conversion Price.

(e)   In case of any Sale Event (not to include a sale of all or substantially all of the Company's assets) in connection with which this Note is not prepaid or converted, the Company shall cause effective provision to be made so that the Holder of this Note shall have the right thereafter, by converting this Note, to acquire the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation or merger by a holder of the number of shares of Common Stock that could have been acquired upon exercise of the Note and at the same Conversion Price, as defined in this Note, immediately prior to such Sale Event. The foregoing provisions shall similarly apply to successive Sale Events. If the consideration received by the holders of Common Stock is other than cash, the value shall be as determined by the Board of Directors of the Company or successor person or entity acting in good faith.

5.   No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the form, herein prescribed.

6.   The Company hereby expressly waives demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereto.

7.   The Company agrees to pay all costs and expenses, including reasonable attorneys' fees and expenses, which may be incurred by the Holder in collecting any amount due under this Note.

8.   If one or more of the following described "Events of Default" shall occur:

(a)   The Company shall default in the payment of principal or interest on this Note or any other note issued to the Holder by the Company; or

(b)   Any of the representations or warranties made by the Company herein or in any certificate or financial or other written statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note, or the Securities Purchase Agreement under which this note was issued shall be false or misleading in any respect; or

(c)   The Company shall fail to perform or observe, in any respect, any covenant, term, provision, condition, agreement or obligation of the Company under this Note or any other note issued to the Holder; or

(d)   The Company shall (1) admit in writing its inability to pay its debts generally as they mature; (2) make an assignment for the benefit of creditors or commence proceedings for its dissolution; (3) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; (4) file a petition for bankruptcy relief, consent to the filing of such petition or have filed against it an involuntary petition for bankruptcy relief, all under federal or state laws as applicable; or

(e)   A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

(f)   Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company; or

(g)   One or more money judgments, writs or warrants of attachment, or similar process, in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate, shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

(h)   The Company shall have defaulted on or breached any term of any other note of similar debt instrument into which the Company has entered and failed to cure such default within the appropriate grace period; or

(i)   The Company shall have its Common Stock delisted from an exchange (including the OTC Market exchange) or, if the Common Stock trades on an exchange, then trading in the Common Stock shall be suspended for more than 14 consecutive days;

(j)   If a majority of the members of the Board of Directors of the Company on the date hereof are no longer serving as members of the Board;

(k)   The Company shall not deliver to the Holder the Common Stock pursuant to paragraph 4 herein without restrictive legend within 3 business days of its receipt of a Notice of Conversion; or

(l)   The Company shall not effectively create or replenish the reserve set forth in Section 12.

(m)   The Company is more than 14 trading days delinquent (beyond any extension period) in filing with the Securities and Exchange Commission any report required to be filed under the Securities Exchange Act of 1934

(n)   any Event of Default specified in the Securities Purchase Agreement with respect to the purchase of this Note shall have occurred;

(o)   The Company shall lose the "bid" price for its stock and a market (including the OTC marketplace or other exchange); or

(p)   The Company's Common Stock achieves an average 3 day closing price of less than $0.15 per share; or

(q)   The Company fails to increase its authorized and issued Common Stock as required in Section 14.

Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable, without presentment, demand, protest or (further) notice of any kind (other than notice of acceleration), all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately, and without expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law. Upon an Event of Default, interest shall accrue at a default interest rate of 24% per annum or, if such rate is usurious or not permitted by current law, then at the highest rate of interest permitted by law. As liquidated damages and not as a penalty, and subject to any limits imposed by applicable law: (i) in the event of a breach of Sections 8(k), the Company shall pay $250 for each day the Common Stock is not issued, beginning on the 4th day after the conversion notice was delivered to the Company, (ii) in the event of a breach of Section 8(q), the outstanding principal amount of this Note shall be increased by 20%, (iii) if this Note is not paid at Maturity, the outstanding principal amount of this Note shall increase by 20%, and (iv) in the event of a breach of Section 8(a), 8(k), 8(m), or 8(p) that occurs or continues, the Holder shall thereafter be entitled to use 35% of the lowest closing bid price during the period of the breach as a base price in calculating the Conversion Price (for example, if the lowest closing bid price during the period of the breach is $0.01 per share and the conversion discount is 35%, the Holder may elect to convert this Note at a Conversion Price of $0.0065 per share).

If the Holder shall commence an action or proceeding to enforce any provisions of this Note, including, without limitation, engaging an attorney, then if the Holder prevails in such action, the Holder shall be reimbursed by the Company for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

9.   In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

10.   Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

11.   The Company represents that it is not a "shell" issuer and has never been a "shell" issuer or that if it previously has been a "shell" issuer that at least 12 months have passed since the Company has reported form 10 type information indicating it is no longer a "shell issuer. Further. The Company will instruct its counsel to either (i) write a 144 opinion to allow for salability of the conversion shares or (ii) accept such opinion from Holder's counsel.

12.   Following the increase in the number of the Company's authorized common stock or at such earliest time as the reserve of shares can otherwise be effected, Company shall reserve 5,000,000 shares (such number subject to adjustment for any forward or reverse stock split or stock dividend, or similar action) of its Common Stock for conversions under this Note (the "Share Reserve"). The company should at all times reserve a minimum of two times the amount of shares required if the note would be fully converted. The Holder may reasonably request increases from time to time to reserve such amounts. Upon full conversion of this Note, any shares remaining in the Share Reserve shall be cancelled. The Company shall pay all transfer agent costs associated with issuing and delivering the share certificates to the Holder,

as well as maintaining the Share Reserve. If such amounts are to be paid by the Holder, it may deduct such amounts from the Conversion Price. The Company will instruct its transfer agent to provide the outstanding share information to the Holder in connection with its conversions.

13.   The Company will give the Holder direct notice of any corporate actions, including but not limited to name changes, stock splits, recapitalizations etc. This notice shall be given to the Holder as soon as possible under law.

14.   The Company covenants that it shall take steps necessary to increase the its authorize and issued shares of Common Stock, including but not limited to: coordinating a shareholder vote to either directly increase the Company's authorized Common Stock or to grant the Company board of directors ("Board") preferred shares equal to at least 51% the vote and then coordinating the Board's vote to increase the Company's authorized Common Stock, to execute and file the necessary paper work with the SEC and with the Delaware Secretary of State. In any event, the Company shall cause an increase to its authorized and issued shares of Common Stock such that it is able to satisfy its requirements under Section 12 of this Note starting within 45 days of the Effective Date and continuing while any balance of this Note remains outstanding.

15.   If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable provision shall automatically be revised to equal the maximum rate of interest or other amount deemed interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Company from paying all or a portion of the principal or interest on this Note.

16.   This Note shall be governed by and construed in accordance with the laws of Nevada applicable to contracts made and wholly to be performed within the State of Nevada and shall be binding upon the successors and assigns of each party hereto. The Holder and the Company hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of New Jersey or in the Federal courts sitting in New Jersey. This Agreement may be executed in counterparts, and the facsimile transmission of an executed counterpart to this Agreement shall be effective as an original.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by an officer thereunto duly authorized.

Dated: _____

ALPINE 4 TECHNOLOGIES LTD.

By: _____

Name: _____

Title: _____

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Note)

   The undersigned hereby irrevocably elects to convert $_____ of the above Note into _____ Shares of Common Stock of ALPINE 4 TECHNOLOGIES LTD. ("Shares") according to the conditions set forth in such Note, as of the date written below.

   If Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer and other taxes and charges payable with respect thereto.

Date of Conversion: _____
Applicable Conversion Price: _____
Signature: _____
       [Print Name of Holder and Title of Signer]
Address: _____

    _____

SSN or EIN: _____
Shares are to be registered in the following name: _____

Name: _____
Address: _____
Tel: _____
Fax: _____
SSN or EIN: _____

Shares are to be sent or delivered to the following account:

Account Name: _____
Address: _____